240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Monro, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Ides Capital Management LP

ADDRESS OF PERSON RELYING ON EXEMPTION: 3 Columbus Circle, Suite 1636, New York, NY 10019

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

On July 14, 2022, Ides Capital Management LP sent a letter to Monro’s Board of Directors included herein in its entirety. In the letter, Ides Capital stated “we believe that Monro’s long-suffering shareholders would send a strong message to the Board by withholding their support from each one of the five directors up for election at this year’s Annual Meeting.” Accordingly, and for the myriad reasons outlined in our letter to the Board, we encourage Monro’s shareholders to VOTE NO AND WITHHOLD SUPPORT FROM ALL FIVE INCUMBENT DIRECTORS up for election at the upcoming annual meeting.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Ides Capital Management LP is not able to vote your proxies, nor does this communication contemplate such an event.

Ides Capital Sends Letter to Monro Board of Directors

Believes Board’s Unwillingness to Act in Response to “Overwhelming Support” from Shareholders for Ides’ Proposal to Remove Dual Class Structure Demonstrates Deeply Broken Corporate Governance

Company’s Proxy Language Suggests Class C Preferred Shareholder Stands at Odds with Board Undertaking Actions to Benefit Long-Suffering Common Shareholders

Independent Directors Should Create a Formal Strategic Committee or Tender Resignations if Unable to Effectuate the Will of Shareholders

New York – July 14, 2022 – Ides Capital Management, LP (together with its affiliates, “Ides”) is a New York-based investment advisor that engages with corporate boards and management teams to drive long-term shareholder value, sustainable change and inclusive outcomes at small and mid-capitalization publicly traded companies. Ides, a long-term shareholder of Monro, Inc. (“Monro” or the “Company”) (NASDAQ: MRNO) today sent a letter to the Company’s Board of Directors (the “Board”).

The full text of the letter is below:

July 14, 2022

To the Board of Directors of Monro, Inc.,

Ides Capital Management LP (“Ides”) is a New York-based investment advisor that engages with corporate boards and management teams to drive long-term shareholder value, sustainable change and inclusive outcomes at small and mid-capitalization publicly traded companies. Ides, together with its affiliates, has been a shareholder of Monro, Inc. (“Monro”) since June 2017.

We are writing to you today in light of Monro’s July 7 issuance of its 2022 Proxy Statement. More specifically, we write with respect to the passage titled “Board Response to Shareholder Proposal Regarding Recapitalization Plan” which can be found on page 6.

As a reminder, last year Ides Capital submitted a shareholder proposal that appeared in the Company’s 2021 Proxy Statement, copied here:

Shareholders request that our Board take all practicable steps in its control to initiate and adopt a recapitalization plan for all outstanding classes of stock to have one vote per share in each voting situation and eliminate any veto power held by one class of stock over the voting power of another class of stock.

We underscore, and the Company itself acknowledges, that 88% of Monro’s voting common shareholders supported Ides’ proposal, making it one of the most widely supported shareholder proposals of the entire 2021 proxy season. Despite this “overwhelming support”, the Holder of the Class C Preferred vetoed the indisputable will of Monro’s common shareholders.

On one hand, we were admittedly surprised to learn that upon the heels of immense shareholder support for Ides’ proposal, independent members of Monro’s Board spoke with shareholders representing more than 50% ownership in Monro to hear their perspectives on the Company’s retrograde governance structure. Our surprise stems from the Board’s seemingly overarching disregard for shareholders’ interests against a backdrop of significant management turnover, often dissatisfied stakeholders and Monro’s long-term underperformance. To be clear, Monro’s stock has undoubtedly been a meaningful underperformer for short-term mid-term, and long-term owners. While Ides has earned a market-beating rate of return in our investment in the Company, that is only due to our flexibility to implement a disciplined position sizing strategy around exceptionally strict valuation parameters. We doubt many other long-term owners in Monro have been so fortunate.

On the other hand, we were extremely displeased though far from surprised, to concurrently learn that the Board is unprepared, or perhaps believes it is unable, to take action to unwind Monro’s dual class structure. In support of its decision, the Board cites a number of paper-thin excuses, including “the likely significant consideration required to be paid to obtain the requisite consent of the holders of the Class C Preferred Stock.” We can infer from this statement that the Class C Preferred Holder has potentially sought an inordinate benefit for his shares notwithstanding Monro’s persistent underperformance.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.

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Despite their mutual ownership in a serial underperformer, the Holder of the Class C Preferred is not similarly situated to Monro’s common shareholders. Unlike other Monro investors, the Holder of the Class C Preferred has potentially had considerable control over the Company’s fortunes or, more accurately, failures. As a director since Monro’s IPO, he, at a minimum, shares in the accountability. Accordingly, Monro’s long-term failures might most appropriately be placed soundly at his feet. Nevertheless, this scenario of potentially disproportionate control in combination with the existence of the Preferred shares in no way relieves Monro’s other directors of their fiduciary duties to the Company and its shareholders.

The Board’s failure to act is par for the course for what we view to be a genuine country club approach to governance, and casts the recent shareholder outreach into the more appropriate light of a smoke and mirrors exercise to create a bare minimum façade of accountability to the 98% economic owners of Monro who merely hold common shares. Monro’s common shareholders are, in fact, truly second-class citizens at the Company. They have been robbed – in reality, no longer theoretically – of their vote and, to add insult to injury, have paid the hefty price of long-term underperformance to garner seemingly no representation within the boardroom.

We profoundly disagree that the Board, in the face of overwhelming shareholder support for the elimination of Monro’s corporate golden share, has no options at its disposal. On the contrary, Ides strongly believes that the Board does indeed have alternatives that it must consider without delay, including the following two courses of action.

First, the Board should immediately create a formal strategic review committee. Ides is aware that parties have attempted to approach the Company to express their interest, only to be rebuked, told the Company is not for sale, and sent on their way. Given the long-term underperformance at Monro, we fail to understand how the Board is comfortable shunning what are almost certainly better alternatives for common shareholders. Critically, we note that Monro trades at an approximate 30% discount to its public peers and trades at a commensurate if not even more meaningful discount to premiums paid by buyers of similar businesses. If, through the Company’s recent proxy statement, the Board is somehow indicating that the Class C Preferred Holder has demanded a control premium so onerous as to significantly collapse these valuation spreads, then the Board has had an obligation to report this material fact to its investors and the market. Its failure to do so thus far, along with its failure to consider strategic alternatives and approaches, constitutes a potentially patent disregard of both the Board’s fiduciary obligations to its common shareholders as well its obligations under the SEC’s disclosure regime.

Second, if the Board feels it is not only unable to undertake the recapitalization shareholders clearly want but is equally unprepared to commence a strategic process due to the aforementioned obstinance, Monro’s independent directors could immediately submit notices of resignation in light of their inability to act as effective agents for common shareholders. This drastic step would be, as we see it, the only remaining course of action available to Monro directors who wish to retain any semblance of credibility as reliable shareholder representatives and corporate fiduciaries.

After a career which includes the majority-ownership stake sale of his namesake investment bank to Natixis, we are aghast that the Class C Preferred Holder’s avarice would extend to seeking potentially exorbitant rewards against the backdrop of the long-term underperformance endured by common shareholders who own 98% of the economic interests in Monro without the benefit of a seat at the table. We will be equally aghast if other members of Monro’s Board choose to fall on their swords by accompanying the Class C Preferred Holder down this path of entrenchment and self-enrichment.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.

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Finally, we believe that Monro’s long-suffering shareholders would send a strong message to the Board by withholding their support from each one of the five directors up for election at this year’s Annual Meeting.

We conclude by reminding the Class C Preferred Holder that a fiduciary’s duty to his shareholders is never subordinated by other interests, including Preferred ownership interests. We further remind Monro’s full Board that when corporate stakeholders do well, shareholders do well and so the fact remains: “if you’re after getting the honey, then you don’t go killing all the bees.”

Regards,

Dianne K. McKeever

Managing Member, Cofounder and Chief Investment Officer

About Ides Capital Management

Ides Capital Management LP is a New York-based activist investment advisor that engages with corporate boards and management teams to drive long-term shareholder value, sustainable change and inclusive outcomes at small and mid-capitalization publicly traded companies.

Media Contact

Longacre Square Partners

Dan Zacchei / Joe Germani

dzacchei@longacresquare.com / jgermani@longacresquare.com

The views expressed are those of the authors and Ides Capital Management LP as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.

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